HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER †Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

                                                                               November 28, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Jennifer Lopez
                  Staff Attorney

Re:
Youngevity International, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed November 13, 2018
File No. 333-227866

Dear Ms. Lopez:

Thank you for your November 20, 2018 letter regarding Youngevity International, Inc. (“YGYI”). In order to assist you in your review of YGYI’s Amendment No. 1 to Form S-3, on behalf of YGYI, we hereby submit a letter responding to the comments and Amendment No. 2 to Form S-3. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Amendment No. 1 to Registration Statement on Form S-3

General

1.
We note your response to comment 3 that your true-up shares are substantially the same as earn out shares, which are eligible for resale on Form S-3 per Question 116.05 of our Securities Act Forms Compliance and Disclosure Interpretations. Please note that the accommodation in Question 116.05 is limited to earn out provisions in business combination transactions. Please remove the true-up shares as they may not be registered at this time or provide us with your analysis showing how you determined that there was a completed private placement under Section 4(a)(2) of Securities Act 1933. Refer to Question 116.19 of our Securities Act Forms Compliance and Disclosure Interpretations for guidance.

Response: Please note that we have removed the true-up shares from the registration statement on Form S-3.

* * *

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow